

FORMATION

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com


09045515

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

Feb 19, 2009

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Formation Capital Corporation, U.S. and Idaho Conservation League Announce Grantees of Conservation Action Program". It was officially released on Feb 19, 2009.

Thanks and best regards,

Leianne Emery

Leianne Emery
Corporate Development

Formation Capital Corporation
1730 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229



www.wildidaho.org

Idaho Conservation League
PO Box 844, Boise, ID 83701
208.345.6933


FORMATION

Formation Capital Corporation, U.S. and Idaho Conservation League Announce Grantees of Conservation Action Program

An innovative new cooperative effort between conservationists, local communities and a mining company will contribute $159,000 into enhancing natural resources in Idaho's Lemhi County.

For immediate release
February 19, 2009

Salmon, Idaho – The **Idaho Conservation League** and **Formation Capital Corporation's** U.S. subsidiary, **Formation Capital Corporation, U.S. (Formation)**, announced the grantees for their **Conservation Action Program** (CAP) to protect clean water and enhance fish and wildlife habitat in the Salmon River area. Grantees included Salmon Valley Stewardship, The Nature Conservancy, Trout Unlimited, and the Upper Salmon Basin Watershed Program in cooperation with the Lemhi Soil & Water Conservation District.

"We are pleased with Formation's leadership for not just protecting water quality at their mine site but also for supporting conservation efforts that benefit the larger community," said John Robison, Public Lands Director for the Idaho Conservation League.

Preston Rufe, Environmental Manager for Formation added, "We are excited about supporting these efforts which will benefit not only the local community but also all Idahoans. The CAP is a testament to Formation's commitment to sustainable mining practices and good stewardship of the environment."

Salmon Valley Stewardship (SVS) is working with a local landowner to improve stream conditions and fish habitat in about a mile of Hughes Creek. Gina Knudson, director of SVS, said, "We've been working with the Salmon-Challis National Forest on a 13,000-acre forest restoration project in the Hughes Creek drainage. Now private landowners are becoming interested in improving the watershed as well. Thanks to the Conservation Action Program, those kind of efforts can happen sooner rather than later."

The grant will also fund **The Nature Conservancy's** continued work with farmers, ranchers and agencies to enhance critical fisheries habitat in the Upper Salmon River Watershed. The primary conservation effort with this grant will be to focus on changing irrigation water delivery from Kenney Creek, an important tributary for rearing Chinook salmon, steelhead, bull trout and cutthroat trout.

(cont…)

"This project funded from the Idaho Conservation League and Formation benefits both fish and people. In essence, it restores important fish habitat while still meeting the needs of the local community for irrigation," says Mark Davidson, The Nature Conservancy's Central Idaho Conservation Manager. "Our hope is that future generations will be able to enjoy the clean flowing streams, outdoor recreation, and the working farms and ranches that make this part of Idaho such a special place."

Trout Unlimited is working with the Amonson Ranch near Leadore to restore more than a mile of eroded streambank along Little Springs Creek and boost habitat for salmon, steelhead and bull trout. As part of the project plan, the Amonsons have agreed to fence cattle away from the stream. The CAP funds will pay for a new pivot system on adjacent land to replace the forage.

"This is a creative way to restore critical fish and wildlife habitat while still meeting the needs of irrigators and traditional agriculture producers," said Kim Trotter, director of Trout Unlimited's Idaho Water Project.

Another project, led by Salmon, Idaho-based **Upper Salmon Basin Watershed Program**, will help prevent Chinook salmon and steelhead in the Lemhi River from straying into an irrigation system and getting trapped. The project also includes fencing to exclude livestock from around a spring. This project is a partnership between a local rancher and the watershed program, which is managed by the Idaho Soil Conservation Commission, Idaho Department of Agriculture.

"Since 1993, the watershed program has worked with local communities and a host of government agencies and non-government organizations to assist private landowners to create cooperative solutions to issues affecting Chinook salmon and steelhead," said Hans Koenig, Project Coordinator for the Upper Salmon Basin Watershed Program. "The CAP program will provide much-needed funding for on the ground projects like the Lower Lemhi Side Channel work," Koenig said.

The CAP program is a result of an agreement between the Idaho Conservation League and Formation regarding the Idaho Cobalt Project, located 20 miles west of Salmon. The underground mine is being designed and bonded to have no long term impacts on water quality in the area. The CAP fund is separate from planned reclamation at the mine site.

A number of federal funds are available for restoration projects in this area, but they are limited by matching money from private sources. CAP funding will help leverage one to three times the grant amount for most projects, amplifying the benefits.

Formation committed $159,000 in funding to ensure all winning proposals could be funded in their entirety. Formation looks forward to reviewing all potential proposals next year and is committed to funding environmental projects that warrant participation in the CAP program.

(cont…)

Management of both organizations are very grateful to former four-term Idaho Governor Cecil D. Andrus in helping them work together to focus on common interests to the ultimate benefit of the people of Idaho. Governor Andrus, a member of Formation's Board of Directors and a strong supporter of the Idaho Conservation League, commented, "The Conservation Action Program is just the type of win-win situation that can happen when folks start working together. This program showcases the Idaho Conservation League's common-sense approach to conservation and Formation's firm commitment to environmental stewardship."

Formation recently received a Record of Decision from the Forest Service to approve underground mining operations which Formation expects to start construction on later this year. Formation also recently received a final NPDES permit for the Idaho Cobalt Project from the Environmental Protection Agency.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO. The Idaho Conservation League, founded in 1973, is Idaho's largest statewide conservation organization with a mission to preserve Idaho's clean water, wilderness, and quality of life.

For further information please contact:

Mari-Ann Green, CEO
Formation Capital Corporation
(208) 756-4578, ext. 4

John Robison
Idaho Conservation League
(208) 345-6942 ext. 13

For further information on the Grantees of the Conservation Action Program, please contact:

Preston Rufe
Formation Capital Corporation, U.S.
(208) 756-4578 ext 24

Gina Knudsen
Salmon Valley Stewardship
(208) 756-1686

Ron Troy
The Nature Conservancy
(208) 220-2266

Kim Goodman Trotter
Trout Unlimited
(208) 552-0891 ext 712

Hans Koenig
Upper Salmon Basin Watershed Program
(208) 756-6322

END